Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

August 31, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.

Registration Statement on Form S-1

Filed August 20, 2015

File No. 333-205416

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 27, 2015, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on August 20, 2015 (the “Amendment No. 1”). The responses below have been numbered to correspond with the comments in your August 27, 2015 letter. We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Form S-1 (“Amendment No. 2”).

General

1. We note your response to our prior comment 1. However, it appears to us that the company has no business at present and that it will assume the business of whatever company or companies it first acquires. For example, if you were to consummate the acquisitions with the magnesium silicate producer and the chemicals supplier you mention in your response, your business would in effect consist of those two companies. We therefore continue to believe that this offering is a blank check and is subject to Rule 419 of Regulation C. Please revise accordingly.

Company Response 1:

The Company respectfully reaffirms its position that it is not a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”). Section 7(b)(3) of the Securities Act defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

The Company is a development stage company with a current business and a detailed business plan as an owner, operator, developer, licensor, producer and distributor of natural resources and related intellectual property, products and services. The Company is currently developing, and commercializing key intellectual property rights across natural resource related assets. It is focused on developing potential licensing opportunities, joint ventures and strategic alliances. To further accelerate its growth, in addition to pursuing organic growth, the Company plans to acquire and license complementary assets in the natural resource sector. Any acquisitions by the Company will be to diversify its current business rather than for the business of the Company to be solely those of any potential acquisition targets.

2. Please revise to fill in throughout the prospectus all the pricing-related information that is not permitted to be omitted under Rule 430A. This includes the number of units being offered, number of shares of Class B Common Stock and a bona fide estimate of the offering price. We refer you to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Company Response 2:

The Company respectfully informs the Staff that it will file a pre-effective amendment to the Form S-1 with the required information referenced in the Staff’s comment once such information has been determined.

3. We note your disclosure that you intend to affect a 1 for 20 reverse stock split prior to the closing of the offering. Please include a note indicating whether all information has been presented on a post-reverse-split basis.

Company Response 3:

The Company respectfully informs the Staff that the disclosures included in the Form S-1 are not presented on a post-reverse-split basis since the reverse-split is not yet effective. The Company has added disclosures to clarify in Amendment No. 2. The Company plans to file a pre-effective amendment for the Form S-1 once the reverse-split is effective.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated August 31, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler

_____________________________

Gregory M. Dangler

President, Chief Financial Officer and Secretary